MATERIAL CHANGE REPORT
UNDER SECTION 85 (1) OF THE B.C. SECURITIES ACT
(Previously Form 27)

ITEM 1	Reporting Issuer

Great Basin Gold Ltd.
1020 – 800 West Pender Street
Vancouver, BC
V6C 2V6

(the “Company”)

ITEM 2	Date of Material Change

February 21, 2007

ITEM 3	Press Release

A press release was disseminated on February 21, 2007 through various approved media, and was filed through the SEDAR system on February 21, 2007.

ITEM 4	Summary of Material Change

Great Basin Gold Ltd. (TSX: GBG; AMEX: GBN; JSE: GB Gold) has entered into a framework agreement whereby it will achieve compliance with the requirements of South Africa’s Broad Based Black Economic Empowerment Act (the “Act”) and thereby secure its New Order Prospecting Rights in respect of its principal South African mining project, the Burnstone Gold Project (the “Burnstone Project”).

ITEM 5	Full Description of Material Change

See attached news release.

ITEM 6	Reliance on section 85 (2) of the Act

Not applicable

ITEM 7	Omitted Information

Not applicable

ITEM 8	Senior Officers

Senior officer of the reporting issuer who is knowledgeable about the material change:

Jeffrey R. Mason
Director, Chief Financial Officer, and Secretary
Telephone: (604) 684-6365; Facsimile: (604) 684-8092

ITEM 9	Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this 21st day of February 2007

/s/ Ferdi Dippenaar

Ferdi Dippenaar
CEO and Director
IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

1020 — 800 West Pender Street Vancouver, BC Canada V6C 2V6 Tel 604 684·6365 Fax 604 684·8092 Toll Free 1 800 667·2114 www.greatbasingold.com
GREAT BASIN GOLD CONCLUDES FRAMEWORK AGREEMENT TO MEET BEE OBJECTIVES
FOR ITS BURNSTONE GOLD PROJECT IN SOUTH AFRICA
February 21, 2007, Vancouver, BC — Great Basin Gold Ltd. (“Great Basin Gold” or the “Company”) (TSX: GBG; AMEX: GBN; JSE: GB Gold) has entered into a framework agreement whereby it will achieve compliance with the requirements of South Africa’s Broad Based Black Economic Empowerment Act (the “Act”) and thereby secure its New Order Prospecting Rights1 in respect of its principal South African mining project, the Burnstone Gold Project (the “Burnstone Project”).
Under the three party framework agreement, Tranter Gold (Proprietary) Limited (“Tranter”), a company owned by a broad-based Black Economic Empowerment (“BEE”) consortium, will purchase 20 million Great Basin Gold shares (“the BEE Shares”) for R260 million (C37 million), which will represent 14.5% of such shares, and thereby acquire a qualifying indirect interest in the Burnstone Project as required under the Act. Through the transactions described in the framework agreement, Tranter will, either directly, or through a new company to be incorporated, acquire the BEE Shares, or alternatively a 26% interest in Great Basin’s Gold 100%-owned South African subsidiary, Southgold Exploration (Pty) Ltd (“Southgold”), which owns the Burnstone Project. The framework transactions are subject to negotiation of definitive underlying agreements and to a number of South African regulatory and stock exchange approvals.
Under the framework agreement, Gold Fields Limited (“Gold Fields”) and its subsidiary, GFL Mining Services Limited (“GFL”) have agreed to sell to Great Basin Gold a net smelter royalty (“NSR”) held by GFL on future gold production from the Burnstone Project for R80 million (approximately Cdn$11 million), which will extinguish Great Basin Gold’s obligation in respect of the NSR. GFL will donate the proceeds of its sale of the NSR to Tranter to allow Tranter in part, to purchase the BEE Shares with the required balance coming from other financial sources available to Tranter. If South African regulatory authorities so require, then instead of purchasing the BEE Shares, Tranter will subscribe for shares in Southgold, which will equate to 26% of Southgold’s equity, for R260 million. The Southgold shares may at a later date be convertible into Great Basin Gold shares. The BEE Shares will be restricted from resale for three years. Mr Sipho Nkosi, a Great Basin Gold director is a principal of Tranter.
Sipho Nkosi, a founder of Tranter said “This is an exciting development in the gold mining industry in South Africa. The series of transactions initiated by Great Basin Gold and Gold Fields facilitates the birth of a new black owned, controlled and operated gold mining company. We have brought together a broad base of shareholders including women’s groups and community organizations including new entrants and are actively seeking a management team to launch Tranter as a fully operational gold mining company. We envisage significant operational interaction between Tranter and Great Basin Gold for the mutual long term benefit of both companies.”
Ferdi Dippenaar, President and CEO of Great Basin Gold said, “On behalf of the Board of Great Basin Gold, I would like to express our thanks to all the parties that have contributed and assisted in facilitating the proposed transaction. All the parties to the agreement will benefit once all the conditions precedent have been met. Gold Fields facilitated the transaction with the donation of the NSR, Great Basin Gold will receive cash for the investment by Tranter which will be used for the development of the Burnstone Mine in South Africa, and Tranter, by leveraging its investment in Great Basin Gold has the opportunity to become a black owned operational mining company. Successful BEE transactions are a key driver of sustainable growth and positive transformation in South Africa and Great Basin Gold is committed to achieving effective and sustainable BEE with the proposed transactions.”

[1]	New Order Prospecting Rights have been converted from ‘old order prospecting rights’ into prospecting rights in terms of the Mineral and Petroleum Resources Development Act, 2002.

For more information on the framework agreement as well as Great Basin and its projects, please visit the Company’s website at www.greatbasingold.com or call Investor Services at 604-684-6365 or within North America at 1-800-667-2114.
Ferdi Dippenaar
President and CEO
No regulatory authority has approved or disapproved the information contained in this news release.
Forward Looking Statement Information
This release includes certain statements that may be deemed “forward-looking statements”. All statements in this release, other than statements of historical facts that address possible future agreements to achieve compliance with South African laws and policies are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, effect of and changes to government policies regarding mining and natural resource exploration and exploitation, availability of capital and financing, geopolitical uncertainty and political and economic instability, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company’s annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec,gov and its home jurisdiction filings that are available at www.sedar.com.